UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves execution of Term Sheet with

Odebrecht S.A. to remove provisional ban

Rio de Janeiro, July 06, 2018—Petróleo Brasileiro S.A. – Petrobras informs that yesterday its Executive Board approved the execution of a Term Sheet with Odebrecht S.A., providing for a set of integrity obligations for Odebrecht group companies to enable the removal of the provisional ban imposed by Petrobras since December 29, 2014, to which are currently subject the companies: (i) Construtora Norberto Odebrecht S.A. (currently Odebrecht Engenharia e Construção S.A.); e (ii) Odebrecht Óleo e Gás S.A. (currently Ocyan S.A.).

Odebrecht S.A. became eligible to sign the Term Sheet pursuant to the execution of leniency agreements with the Federal Prosecutor’s Office (MPF) and with US authorities, as well as the adoption of a set of measures for the prevention, detection and remediation of acts of fraud and corruption that were verified by Petrobras.

Among the obligations provided in the Term Sheet is the maintenance of an effective integrity program, consisting of specific improvement points established by Petrobras, based on the outcome of an integrity due diligence procedure, and subject to continuous verification, including the possibility of Petrobras auditing.

The Term Sheet also provides that, at the time of its signature, Ocyan S.A.‘s Degree of Risk of Integrity (Grau de Risco de Integridade—GRI) will be reassessed, which will allow, as per the integrity criteria, its participation in Petrobras’ bidding processes. Odebrecht Engenharia e Construção S.A. will be reevaluated only after compliance with the specific improvement points of its integrity program, established in the Term.

It should be clarified that another 14 companies remain under provisional ban, and therefore temporarily prevented from being hired and participating in Petrobras biddings. In 2017, two other companies underwent the same review process and had the provisional ban removed.

Petrobras continues to follow the progress of leniency agreements and the adoption of compliance measures by other companies that are part of the provisional ban list.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer